
11007927

GlaxoSmithKline Puerto Rico Retirement Savings Plan

Financial Statements as of and for the years ended December 31, 2010 and 2009 and Supplemental Schedule as of December 31, 2010


pwc

GlaxoSmithKline Puerto Rico Retirement Savings Plan

Financial Statements as of and for the years ended December 31, 2010 and 2009 and Supplemental Schedule as of December 31, 2010

GSK Puerto Rico Retirement Savings Plan
Index

Other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA") have been omitted because they are not applicable.



Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
GSK Puerto Rico Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of GSK Puerto Rico Retirement Savings Plan (the "Plan") at December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Philadelphia, PA
June 15, 2011

PricewaterhouseCoopers LLP, Two Commerce Square, Suite 1700, 2001 Market Street, Philadelphia, PA 19103-7045
T: (267) 330 3000, F: (267) 330 3300, www.pwc.com/us

GSK Puerto Rico Retirement Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2010 and 2009

	2010	2009
Assets		
Cash and cash equivalents	$ 4,124,872	$ 5,141,440
Investments at fair value	36,580,300	39,266,174
Total funds	40,705,172	44,407,614
Receivables		
Employer contributions	13,054	11,670
Participant contributions	15,476	19,158
Other receivables	16,225	13,247
Dividends and interest receivable	169,477	188,499
Total receivables	214,232	232,574
Total assets	40,919,404	44,640,188
Liabilities		
Accrued management fees	892	1,099
Total liabilities	892	1,099
Net assets available for benefits at fair value	40,918,512	44,639,089
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(332,403)	(228,835)
Net assets available for benefits	$ 40,586,109	$ 44,410,254

The accompanying notes are an integral part of these financial statements.

GSK Puerto Rico Retirement Savings Plan
Statements of Changes In Net Assets Available for Benefits
Years Ended December 31, 2010 and 2009

	2010	2009
Additions		
Investment income		
Interest	$ 655	$ 2,570
Dividends	845,245	1,028,553
Net appreciation in fair value of investments	841,341	4,441,863
	1,687,241	5,472,986
Contributions		
Participant	1,294,105	2,383,618
Employer	839,359	1,541,008
	2,133,464	3,924,626
Total additions	3,820,705	9,397,612
Deductions		
Benefits paid to participants	7,619,180	4,456,401
Administrative expenses	25,670	13,244
Total deductions	7,644,850	4,469,645
Net (decrease)/increase	(3,824,145)	4,927,967
Net assets available for benefits		
Beginning of year	44,410,254	39,482,287
End of year	$ 40,586,109	$ 44,410,254

The accompanying notes are an integral part of these financial statements.

1. Description of the Plan

The following description of the GSK Puerto Rico Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General
The Plan is a defined contribution plan sponsored by GlaxoSmithKline Puerto Rico, Inc. (the "Company"). The Plan sponsor changed from GSK Cork to GlaxoSmithKline Puerto Rico, Inc. effective October 1, 2009. The Plan was established to encourage and assist Company employees to save regularly for retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions
Each year, participants may contribute up to 50% of pre-tax annual compensation and up to 10% of after-tax annual compensation, as defined in the Plan. Participants may direct the investment of the contributions into various investment options offered by the Plan and may change those options at any time during the year.

The Company contributes matching contributions to participating employees with one year of service in an amount equal to 100% of the employee's pre-tax contribution not in excess of 4% of the employee's eligible compensation as defined by the Plan. If the Hacienda limit restricts before tax contributions, after-tax contributions will also be matched at 100% on the first 4% of contributions. In total, no more than 4% of eligible contributions will be matched. Additionally, after completion of one year of service, the Company provides for stock ownership account contributions of 2% of eligible employee compensation, regardless of whether the employee voluntarily contributes to the Plan. The stock ownership account contribution is defaulted into GlaxoSmithKline plc American Depository Shares (GSK ADSs).

Participant Accounts
Each participant's account is credited with the participant's contributions, Company contributions and an allocation of Plan earnings. The earnings of investments are allocated daily to the individual accounts of participants. These allocations are based on each participant's relative interest in the fair value of the assets held in each fund, except for dividends and unrealized appreciation and depreciation on the ADSs of GlaxoSmithKline plc, which are allocated based upon the number of units held in the individual accounts of participants. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Nonparticipant-Directed Investments
As of January 1, 2007, all nonparticipant-directed investments to the GSK ADS account ceased. Under the new policy, participants can make elections to direct all the future contributions and balances in this account to be invested in any other funds in the Plan. In the absence of an investment election, contributions will initially be invested into a GSK ADS account. The account, including prior year accumulations in the stock ownership account, can be diversified at any point into any of the other investment funds offered in the Plan.

Vesting
Participants are immediately and fully vested in their participant contributions, Company matching contributions and stock ownership account contributions, plus actual earnings thereon.

Payment of Benefits
Participants may withdraw their after-tax contributions and Company matching contributions made prior to July 1, 2001, during employment. Post July 1, 2001, Company matching contributions may not be withdrawn until termination of employment as defined in the Plan document.

Participants become entitled to payment of the total value of their accounts at the time of termination, retirement, disability, or death. Payment is in the form of a lump sum distribution as cash or ADSs of GlaxoSmithKline plc.

Administrative Expenses
Certain administrative expenses, specifically investment management fees, are paid directly by the Plan. Certain administrative functions are performed by officers or employees of GlaxoSmithKline LLC, doing business as GlaxoSmithKline. No such officer or employee receives compensation from the Plan. Administrative expenses for the trustee and custodian's fees are paid directly by the Company. During the years ended December 31, 2010 and 2009, the Company paid administrative expenses of $53,092 and $61,434, respectively, on behalf of the Plan.

2. Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition
The Plan's investments are stated at fair value. The fair value of GlaxoSmithKline plc American Depository Shares, ("ADSs") are based upon quoted market prices obtained from the New York Stock Exchange. Cash equivalents are valued at fair value of the underlying short term investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end.

As described in the accounting guidance issued by the FASB, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a collective investment trust. As required by the accounting guidance, the Statements of Net Assets Available for Benefits present the fair value of the investment in the collective investment trust as well as the adjustment of the investment in the collective investment trust from fair value to contract value relating to the investment contracts at December 31, 2010 and 2009. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

In September 2006, the FASB issued Statement of Financial Accounting Standard No. 157, "Fair Value Measurements" (SFAS 157). This standard has been recodified as ASC 820 as amended by ASU 2009-12. The standard defines fair value and outlines a framework for measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). Please see Note 5.

Purchases and sales of investments are recorded on the trade-date basis. Interest Income is recognized as earned. Dividend income is recorded on the ex-dividend date.

The Plan presents in the statement of changes in net assets the net appreciation and depreciation in the fair value of its investments which includes realized gains and losses and unrealized appreciation and depreciation.

Benefits Paid to Participants
Benefits paid to participants from participants' accounts are recorded when paid.

3. Investments

Investments held by the Plan as of December 31, 2010 and 2009 are as follows:

	2010	2009
Cash and cash equivalents		
Vanguard Prime Money* Market Fund	$ 3,577,787	$ 4,620,244
Various	547,085	521,196
Total cash and cash equivalents	4,124,872	5,141,440
ADSs		
GlaxoSmithKline plc ADS*	10,920,887	13,093,740
Mutual funds		
Vanguard Target Retirement Income Fund	-	684,063
Vanguard Target Retirement 2010 Fund	-	594,376
Vanguard Target Retirement 2015 Fund	-	388,245
Vanguard Target Retirement 2020 Fund	-	610,420
Vanguard Target Retirement 2025 Fund	-	231,930
Vanguard Target Retirement 2030 Fund	-	371,451
Vanguard Target Retirement 2035 Fund	-	281,637
Vanguard Target Retirement 2040 Fund	-	355,460
Vanguard Target Retirement 2045 Fund	-	140,305
Vanguard Target Retirement 2050 Fund	-	33,830
Total mutual funds	-	3,691,717
Common/collective trust funds		
Vanguard Retirement Savings Trust IV*	8,002,204	6,425,765
SSgA S&P 500 Flagship Fund (Class I)*	6,983,852	1,553,308
SSgA US Bond Index Securities Lending Series (Class I)*	2,071,516	167,887
SSgA Russell Small Cap Index Lending Series Fund (Class I)	2,028,972	363,283
SSgA International Index Lending Series Fund (Class I)	1,693,290	1,874,242
SSgA S&P MidCap Index Lending Series Fund (Class I)	623,979	1,780,407
SSgA US Total Market Index Lending Series Fund (Class I)	236,311	10,315,825
Vanguard Target Retirement Income Trust	744,638	-
Vanguard Target Retirement 2010 Trust	580,369	-
Vanguard Target Retirement 2015 Trust	459,350	-
Vanguard Target Retirement 2020 Trust	637,154	-
Vanguard Target Retirement 2025 Trust	303,961	-
Vanguard Target Retirement 2030 Trust	392,931	-
Vanguard Target Retirement 2035 Trust	400,387	-
Vanguard Target Retirement 2040 Trust	353,451	-
Vanguard Target Retirement 2045 Trust	129,174	-
Vanguard Target Retirement 2050 Trust	17,874	-
Total common/collective trust funds	25,659,413	22,480,717
Total funds	$ 40,705,172	$ 44,407,614

* The denoted investments represent 5% or more of the Plan's net assets as of December 31, 2010.

During 2010, the plan changed the Vanguard Target Retirement Funds from a mutual fund option to institutional collective trust funds in order to reduce fees.

During 2010 and 2009, the Plan's investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated in value by $841,341 and $4,441,863, respectively, as follows:

	2010	2009
Net assets		
GlaxoSmithKline plc ADSs	$ (311,630)	$ 1,577,258
Mutual funds	-	550,755
Common/collective trust funds	1,152,971	2,313,850
	$ 841,341	$ 4,441,863

4. Related Party Transactions

Certain Plan investments are short term investment funds and common/collective trust funds managed by State Street Bank and Trust Company. State Street Bank and Trust Company is the custodian and trustee of the Plan and, therefore, these transactions qualify as party-in-interest transactions.

The GlaxoSmithKline Stock Fund invests in ADSs each of which represents two ordinary shares of GlaxoSmithKline plc. In 2010, the Plan purchased GlaxoSmithKline ADSs in the amount of $373,252 and sold GlaxoSmithKline ADSs in the amount of $773,694. In 2009, the Plan purchased GlaxoSmithKline ADSs in the amount of $37,866 and sold GlaxoSmithKline ADSs in the amount of $2,281,471.

5. Fair Value Measurements

The Plan has adopted guidance contained within FASB ASC 820-10, Fair Value Measurements and Disclosures, for estimating the fair value of investments in investment companies that have a calculated net asset value per share in accordance with FASB ASC 946-10, Financial Services - Investment Companies. According to this guidance, formerly known as FAS 157 - g, in circumstances where the net asset value per share of an investment is not determinative of fair value, a reporting entity is permitted, as practical expedient, to estimate the fair value of an investment in an investment company using the net asset value per share of the investment (or its equivalent) without further adjustment, if the net asset value per share of the investment is determined in accordance with the specialized accounting guidance for Investment Companies as at the measurement date. The adoption of this guidance does not have a material effect on the financial statements.

To increase consistency and comparability in fair value measurements and related disclosures, the Plan utilizes the fair valuation hierarchy required by ASC 820-10 which prioritizes the inputs to valuation techniques and to measure fair value into three broad levels.

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

- Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.
- Mutual funds and common collective trusts: Valued at the net asset value (NAV) of shares held by the plan at year end.

The measurement methods as described in Note 2 may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used as of December 31, 2010.

	Assets at Fair Value as of December 31, 2010			
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$ 4,124,872	$ -	$ -	$ 4,124,872
GlaxoSmithKline ADSs	10,920,887	-	-	10,920,887
Common collective trust funds	-	25,659,413	-	25,659,413
	$ 15,045,759	$ 25,659,413	$ -	$ 40,705,172

	Assets at Fair Value as of December 31, 2009			
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$ 5,141,440	$ -	$ -	$ 5,141,440
GlaxoSmithKline ADSs	13,093,740	-	-	13,093,740
Mutual funds	3,691,717	-	-	3,691,717
Common collective trust funds	-	22,480,717	-	22,480,717
	$ 21,926,897	$ 22,480,717	$ -	$ 44,407,614

Note that there were some reclassifications across hierarchy levels for Assets at Fair Value as of December 31, 2009.

6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

7. Federal Income Taxes

Effective January 17, 2001, the Plan is a profit-sharing plan intended to comply with the requirements of Section 1165(a) of the Puerto Rico Internal Revenue Code of 1994, as amended (the "PR Code"). The Plan's trust is exempt from Puerto Rico income taxation under Section 1165(a) of the PR Code. Since all Plan participants are residents of the Commonwealth of Puerto Rico, pursuant to Section 1022(i)(1) of the Employee Retirement Income Security Act of 1974, as amended, the Plan's trust is exempt from federal income taxation under Section 501(a) of the U.S. Code. The Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements.

Beginning with the 2009 annual financial statements, the Plan adopted authoritative guidance for uncertainty in income taxes included in FASB ASC 740, Income Taxes, (formerly FASB Interpretation 48), as amended by ASU 2009-06, Implementation Guidance on Accounting for Uncertainty in Taxes and Disclosures Amendments for Nonpublic Entities. This guidance requires the Plan to recognize a tax benefit from an uncertain position only if it is more likely than not that the position is sustainable, based solely on its technical merits and consideration of the relevant taxing authority's widely understood administrative practices and precedents. The adoption of this guidance did not affect the Plan's financial statements.

8. Risks and Uncertainties

The Plan invests in various investment options including registered investment companies and common collective trusts that invest in stocks, including GlaxoSmithKline ADSs, bonds, fixed-income securities and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

9. Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2010 and 2009 to Form 5500:

	2010	2009
Net assets available for benefits per the financial statements	$ 40,586,109	$ 44,410,254
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	332,403	228,835
Net assets available for benefits per Form 5500	$ 40,918,512	$ 44,639,089

	2010	2009
Total additions per the Statement of Changes in Net Assets Available for Benefits per financial statements	$ 3,820,705	$ 9,397,612
2010 Adjustment from contract value to fair value for fully benefit-responsive investment contracts	332,403	-
2009 Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(228,835)	228,835
2008 Adjustment from contract value to fair value for fully benefit-responsive investment contracts	-	125,756
Total income per Form 5500, Schedule H	$ 3,924,273	$ 9,752,203

10. Subsequent Events

The Plan's management has determined that no material events occurred subsequent to December 31, 2010 and through June 15, 2011, the date of the financial statement issuance, which requires additional disclosure in the financial statements.

Supplemental Schedule

GSK Puerto Rico Retirement Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2010

(a)	(b) Identity of Issue, Borrower, Lessor or Similar	(c) Description of Investments Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Fair Value
	Cash equivalents	Vanguard Prime Money	**	$ 3,577,787
*		State Street Bank STIF	**	266,260
*	Cash	Cash	**	280,825
				4,124,872
*	Company stock (ADS)	GlaxoSmithKline plc	**	10,920,887
				10,920,887
	Common collective trust	Vanguard Retirement Savings Trust IV	**	8,002,204
*		SSgA S&P 500 Flagship Fund (Class I)	**	6,983,852
*		SSgA US Bond Index Securities Lending Series (Class I)	**	2,071,516
*		SSgA Russell Small Cap Index Lending Series Fund (Class I)	**	2,028,972
*		SSgA International Index Lending Series Fund (Class I)	**	1,693,290
*		SSgA S&P MidCap Index Lending Series Fund (Class I)	**	623,979
*		SSgA US Total Market Index Lending Series Fund (Class I)	**	236,311
		Vanguard Target Retirement Income Trust	**	744,638
		Vanguard Target Retirement Trust 2010	**	580,369
		Vanguard Target Retirement Trust 2015	**	459,350
		Vanguard Target Retirement Trust 2020	**	637,154
		Vanguard Target Retirement Trust 2025	**	303,961
		Vanguard Target Retirement Trust 2030	**	392,931
		Vanguard Target Retirement Trust 2035	**	400,387
		Vanguard Target Retirement Trust 2040	**	353,451
		Vanguard Target Retirement Trust 2045	**	129,174
		Vanguard Target Retirement Trust 2050	**	17,874
				25,659,413
	Total investments			$ 40,705,172

* Denotes a party-in-interest

** Historical cost information is not required for participant directed investments

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-87421) of GlaxoSmithKline plc, of our report dated June 15, 2011 relating to the financial statements and related supplemental schedule of the GlaxoSmithKline Puerto Rico Retirement Savings Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Philadelphia, PA
June 15, 2011


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